UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Einstein Noah Restaurant Group, Inc.

(Name of Subject Company)

Einstein Noah Restaurant Group, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28257U104

(CUSIP Number of Class of Securities)

Rhonda J. Parish

Chief Legal Officer and Secretary

Einstein Noah Restaurant Group, Inc.

555 Zang Street, Suite 300

Lakewood, Colorado 80228

(303) 568-8000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Gary C. Ivey

Julie Mediamolle

Alston & Bird LLP

101 South Tryon Street, Suite 4000

Charlotte, North Carolina

Telephone: (704) 444-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of Einstein Noah Restaurant Group, Inc. (“Einstein”) by Spruce Merger Sub Inc., a wholly owned subsidiary (“Purchaser”) of JAB Beech Inc. (“JAB”) pursuant to the terms of an Agreement and Plan of Merger, dated September 29, 2014, by and among Einstein, JAB and Spruce Merger Sub Inc.: (i) a Joint Press Release of Einstein and JAB, dated September 29, 2014; (ii) an email letter from Frank Paci, President and Chief Executive Officer of Einstein and Nelson Heumann, Chairman of the Board, to Einstein employees; (iii) an email letter to key partners of Einstein; (iv) a letter from Frank Paci and Nelson Heumann to franchisees and licensees of Einstein; and (v) a document containing questions and answers relating to the proposed transaction.

JOINT PRESS RELEASE

Einstein Noah Restaurant Group Enters Agreement to be Acquired by JAB Holding Company for $20.25 Per Share in Cash

Transaction Valued at Approximately $374 Million

LAKEWOOD, CO – September 29, 2014 – Einstein Noah Restaurant Group, Inc. (NASDAQ:BAGL), a leader in the fast-casual segment of the restaurant industry operating under the Einstein Bros.® Bagels, Noah’s New York Bagels®, and Manhattan Bagel® brands and JAB Holding Company (“JAB”) today announced a definitive agreement under which an affiliate of JAB will acquire Einstein Noah Restaurant Group for $20.25 per share in cash, or a total diluted equity value of approximately $374 million. The agreement, which has been unanimously approved by Einstein Noah Restaurant Group’s directors, represents a premium of approximately 47 percent over Einstein Noah Restaurant Group’s 30-day average trading price.

“Einstein Noah Restaurant Group has a great collection of brands that reflect JAB’s long-term investment philosophy and we see significant opportunity for growth,” said Olivier Goudet, Partner and CEO of JAB. “We welcome Einstein Noah Restaurant Group and its employees to the JAB family, and we are excited to be a part of the next chapter of its growth.”

“Greenlight supports this transaction, which we believe delivers significant value to Einstein Noah Restaurant Group stockholders and is a win-win for all parties,” said David Einhorn, founder and president of Greenlight Capital, Einstein Noah Restaurant Group’s largest stockholder. “For more than a decade, we have worked closely with the Einstein Noah Restaurant Group to execute a turnaround plan, reducing debt and expanding its store footprint. JAB is an experienced firm that will lead Einstein Noah Restaurant Group into its next phase of growth.”

At the close of the transaction, Einstein Noah Restaurant Group will maintain its headquarters in Lakewood, Colorado and will continue to operate as a standalone business in the JAB portfolio, consistent with the firm’s investment practice. Michael Tattersfield, Chief Executive Officer of Caribou Coffee Company, Inc., another JAB portfolio company, will serve as Chairman of the Board.

“I am looking forward to working with the Einstein Noah Restaurant Group’s talented executive team. Having worked in and around the food industry for many years, I have long admired the Einstein Noah Restaurant Group’s strong market position and growth potential, and I am looking forward to contributing to the company’s continued success,” said Mr. Tattersfield.

“Through this transaction with JAB, which has a long and distinguished track record of investing in premium consumer companies, we will not only realize significant immediate value for our stockholders, but will continue to revitalize our brand, enhance our nationwide footprint and solidify our position as the leader in the fresh-baked bagels industry,” said Nelson Heumann, Chairman of the Board of Einstein Noah Restaurant Group. “Over the past few years, our dedicated employees have helped enhance our strong and growing brand leadership, and with JAB’s backing, we expect to build upon our success and position as a category leader.”

Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Einstein Noah Restaurant Group’s common stock at a price of $20.25 per share in cash. Greenlight Capital, Einstein Noah Restaurant Group’s largest stockholder with more than 35% of the outstanding common shares, has agreed to tender its shares in support of the transaction. Following the successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of Einstein Noah Restaurant Group’s outstanding shares on a fully diluted basis, the expiration or termination of the waiting periods under applicable competition laws, and other customary conditions. The tender offer is not subject to a financing condition.

BDT Capital Partners, a Chicago-based merchant bank that provides long-term private capital solutions to closely held companies, is a minority investor in this transaction alongside JAB. In addition to BDTCP’s capital investment, BDT & Company, LLC, served as a financial co-advisor to JAB with Citigroup Global Markets Inc. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to JAB in this transaction. Stifel is serving as financial advisor to Einstein Noah Restaurant Group in connection with this transaction and Alston & Bird LLP is acting as Einstein Noah Restaurant Group’s legal advisor.

About Einstein Noah Restaurant Group

Einstein Noah Restaurant Group, Inc. is a leading company in the quick-casual segment of the restaurant industry that operates, franchises and licenses locations under the Einstein Bros.®, Noah’s New York Bagels® and Manhattan Bagel® brands. The Company’s retail system consists of more than 855 restaurants in 42 states and the District of Columbia. It also operates a dough production facility. The Company’s stock is traded on the NASDAQ under the symbol BAGL. Visit www.einsteinnoah.com for additional information.

About JAB Holding Company

JAB Holding Company and affiliated companies is a privately held group focused on long-term investments in companies with premium brands in the Fast Moving Consumer Goods category. JAB Holding Company’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a majority stake in Caribou Coffee Company, a specialty retailer of high-quality premium coffee products, a majority stake in D.E Master Blenders 1753 N.V., an international coffee and tea company, and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. JAB also owns luxury leather goods companies including Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital. Based in Chicago, the firm manages $10 billion across its investment funds and has an investor base with the ability to co-invest significant additional capital. Its affiliate, BDT & Company, is a merchant bank that works with family and founder-led businesses to pursue their long-term strategic and financial objectives. BDT & Company provides solutions-based advice and access to an extensive network of world-class closely held businesses.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Einstein Noah Restaurant Group. At the time the offer is commenced, an affiliate of JAB will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Einstein Noah Restaurant Group will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Einstein Noah Restaurant Group stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Einstein Noah Restaurant Group at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

In addition to the Solicitation/Recommendation Statement, Einstein Noah Restaurant Group files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Einstein Noah Restaurant Group at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Einstein Noah Restaurant Group’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements often use words such as “anticipate,” “target,” “assume,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could,” “likely,” or “should” or other words of similar meaning or the negative thereof. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of the Einstein Noah Restaurant Group’s stockholder will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause the Einstein Noah Restaurant Group’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Einstein Noah Restaurant Group’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of the Einstein Noah Restaurant Group’s filings with the SEC may be obtained at the “Financial and Media –

Investor Relations” section of the Einstein Noah Restaurant Group’s website at www.einsteinnoah.com. The forward-looking statements made in this communication are made only as of the date of this communication, and the Einstein Noah Restaurant Group undertakes no obligation to update them to reflect subsequent events or circumstances.

CONTACTS

For Einstein Noah Restaurant Group:

Investors:

Raphael Gross, ICR

203-682-8253

raphael.gross@icrinc.com

Media:

Liz DiTrapano, ICR

646-277-1226

Liz.DiTrapano@icrinc.com

For JAB:

Tom Johnson or Luke Barrett, Abernathy MacGregor

212-371-5999

tbj@abmac.com/lpb@abmac.com

LETTER TO EMPLOYEES

To All Einstein Noah Team Members,

We write to you today to share an important and exciting development for our Company. As of this morning we have entered into an agreement to be acquired by JAB Holding Co. (JAB), a private investment firm with significant expertise in the consumer space, in particular with coffee and breakfast brands.

This is a positive development for our Company and demonstrates the value that JAB sees in our brands and the future growth and success of our business. Additionally, this strategic step provides us greater opportunity to continue our growth path, helping to further solidify our future in the fast casual space and strengthening our leadership position as the King of Bagels.

While today’s news means there will be a change in the equity ownership of our company, there will be little to no impact on the day-to-day operations of the business. JAB recognizes that our team members are among our most valuable assets and that this team is the driving force behind our success. To that end, our Support Center will remain here in Lakewood and JAB will work alongside our talented team members to further strengthen our leadership position. Our primary focus remains the same – to grow the Company and serve fresh, hot bagels and a great cup of coffee to our loyal guests.

As a result of this transaction, Einstein Noah will no longer be traded on the NASDAQ and we will return to being a private company, wholly owned by JAB. The transaction will close after the satisfaction or the waiver of all customary conditions.

JAB is a privately held group focused on long term investments in premium brands in the broader consumer goods category. The group’s portfolio includes coffee brands Peet’s Coffee & Tea and Caribou Coffee, Labelux, a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff, as well as a majority stake in Coty, Inc., a global leader in beauty. Their expertise will be extremely valuable to us as we continue to strengthen our position in the breakfast category.

We are at the early stages of this process and there is a lot of work ahead of us. We ask all of you to continue to remain focused on enhancing the guest experience and delivering a great tasting product to our guests, which has been the driving force behind our success to date.

As this news was just announced publicly, it will likely lead to increased interest from the media and other third parties. Any questions on today’s announcement should be referred directly to Rhonda Parish (rparish@einsteinnoah.com or 303-568-8032) who will route them appropriately. It is very important that we handle any inquiries related to today’s announcement consistently, so please do not attempt to answer questions on your own.

Most importantly, we want to thank you for your dedication to Einstein Noah Restaurant Group. Your hard work has been recognized, both by our team here at Einstein Noah, and by our new partners at JAB. On behalf of the Board and the management team, we look forward to embarking on this exciting next chapter for our Company and the opportunities that lie ahead.

We will be hosting an all hands meeting today at 9:00am in our Fast-Casual to discuss further and answer any questions. We hope you all will be able to join us.

Thank you,

Nelson Heumann, Chairman	Frank Paci, CEO

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Einstein Noah Restaurant Group. At the time the offer is commenced, an affiliate of JAB will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Einstein Noah Restaurant Group will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Einstein Noah Restaurant Group stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Einstein Noah Restaurant Group at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

In addition to the Solicitation/Recommendation Statement, Einstein Noah Restaurant Group files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Einstein Noah Restaurant Group at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Einstein Noah Restaurant Group’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements often use words such as “anticipate,” “target,” “assume,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could,” “likely,” or “should” or other words of similar meaning or the negative thereof. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Einstein’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Einstein’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Einstein’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of Einstein’s filings with the SEC may be obtained at the “Financial and Media – Investor Relations” section of Einstein’s website at www.einsteinnoah.com. The forward-looking statements made in this communication are made only as of the date of this communication, and Einstein undertakes no obligation to update them to reflect subsequent events or circumstances.

LETTER TO KEY PARTNERS

XXXXX,

I write to you today to share an important and exciting development at our Company. As of this morning we have entered into an agreement to be acquired by JAB Holding Co. (JAB), a private investment firm with significant expertise in the consumer space, in particular with coffee and breakfast brands.

This is a positive development for our Company and demonstrates the value that JAB sees in our brands and the future growth and success of our business. Additionally, this strategic step provides us greater opportunity to continue our growth path, helping to further solidify our future in the fast casual space and strengthen our leadership position as the King of Bagels.

While today’s news means there will be a change in the equity ownership of our company, there will be little to no impact on the day-to-day operations of the business. To that end, our home office will remain in Lakewood and JAB will work alongside our talented team members to further strengthen our leadership position. Our primary focus remains the same – to grow the Company and serve fresh, hot bagels and a great cup of coffee to our loyal guests.

As a result of this transaction, Einstein Noah will no longer be traded on the NASDAQ and we will return to being a private company, wholly owned by JAB. The transaction will close after the satisfaction or the waiver of all customary conditions.

JAB is a privately held group focused on long term investments in premium brands in the broader consumer goods category. The group’s portfolio includes coffee brands Peet’s Coffee & Tea and Caribou Coffee, Labelux, a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff, as well as a majority stake in Coty, Inc., a global leader in beauty. Their expertise will be extremely valuable to us as we continue to strengthen our position in the breakfast category.

As this news was just announced publicly, it will likely lead to increased interest from the media and other third parties. Any questions on today’s announcement should be referred to me and I will route them appropriately. It is very important that we handle any inquiries related to today’s announcement consistently, so please do not attempt to answer questions on your own.

Thank you for your continued support of Einstein Noah Restaurant Group and your hard work on our behalf. We are excited to embark on this next chapter for our business together.

Thank you,

XX

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Einstein Noah Restaurant Group. At the time the offer is commenced, an affiliate of JAB will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Einstein Noah Restaurant Group will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Einstein Noah Restaurant Group stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Einstein Noah Restaurant Group at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

In addition to the Solicitation/Recommendation Statement, Einstein Noah Restaurant Group files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Einstein Noah Restaurant Group at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Einstein Noah Restaurant Group’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements often use words such as “anticipate,” “target,” “assume,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could,” “likely,” or “should” or other words of similar meaning or the negative thereof. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Einstein’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Einstein’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Einstein’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of Einstein’s filings with the SEC may be obtained at the “Financial and Media – Investor Relations” section of Einstein’s website at www.einsteinnoah.com. The forward-looking statements made in this communication are made only as of the date of this communication, and Einstein undertakes no obligation to update them to reflect subsequent events or circumstances.

LETTER TO FRANCHISEES AND LICENSEES

To Our Franchise & License Community,

We write to you today to share an important and exciting development for our Company. As of this morning we have entered into an agreement to be acquired by JAB Holding Co., (JAB), a private investment firm with significant expertise in the consumer space, in particular with coffee and breakfast brands.

This is a positive development for our Company and demonstrates the value that JAB sees in our brands and the future growth and success of our business. Additionally, this strategic step provides us greater opportunity to continue our growth path, helping to further solidify our future in the fast casual space and strengthen our leadership position as the King of Bagels.

While today’s news means there will be a change in the equity ownership of our company, there will be little to no impact on the day-to-day operations of the business or on our franchising and licensing relationships. JAB recognizes that our franchisees and licensees are among our most valuable assets and that our team members are the driving force behind our success. To that end, our Support Center will remain in Lakewood and JAB will work alongside our talented team members to further strengthen our leadership position. Our primary focus remains the same – to grow the Company and serve fresh, hot bagels and a great cup of coffee to our loyal guests.

We want to assure you that this will not impact our support services to you and that our home office and field teams continue to be here to support you. We expect this new relationship to bring benefits and best practices to all of us over the long term.

As a result of this transaction, Einstein Noah will no longer be traded on the NASDAQ and we will return to being a private company, wholly owned by JAB. The transaction will close after the satisfaction or the waiver of all customary conditions.

JAB is a privately held group focused on long term investments in premium brands in the broader consumer goods category. The group’s portfolio includes coffee brands Peet’s Coffee & Tea and Caribou Coffee, Labelux, a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff, as well as a majority stake in Coty, Inc., a global leader in beauty. Their expertise will be extremely valuable to us as we continue to strengthen our position in the breakfast category.

We are at the early stages of this process and there is a lot of work ahead of us. We ask all of you to continue to remain focused on running your business and enhancing the guest experience by delivering a great tasting product to our guests, which has been the driving force behind our success to date.

As this news was just announced publicly, it will likely lead to increased interest from the media and other third parties. Any questions on today’s announcement should be referred directly to Rhonda Parish (rparish@einsteinnoah.com or 303-568-8032) who will route them appropriately. It is very important that we handle any inquiries related to today’s announcement consistently, so please do not attempt to answer questions on your own.

Most importantly, we want to thank you for your dedication to Einstein Noah Restaurant Group. Your hard work has been recognized, both by our team here at Einstein Noah, and by our new partners at JAB. On behalf of the Board and the management team, we look forward to embarking on this exciting next chapter for our Company and the opportunities that lie ahead.

Thank you,

Nelson Heumann, Chairman	Frank Paci, CEO

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Einstein Noah Restaurant Group. At the time the offer is commenced, an affiliate of JAB will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Einstein Noah Restaurant Group will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Einstein Noah Restaurant Group stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Einstein Noah Restaurant Group at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

In addition to the Solicitation/Recommendation Statement, Einstein Noah Restaurant Group files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Einstein Noah Restaurant Group at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Einstein Noah Restaurant Group’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements often use words such as “anticipate,” “target,” “assume,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could,” “likely,” or “should” or other words of similar meaning or the negative thereof. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Einstein’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Einstein’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Einstein’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of Einstein’s filings with the SEC may be obtained at the “Financial and Media – Investor Relations” section of Einstein’s website at www.einsteinnoah.com. The forward-looking statements made in this communication are made only as of the date of this communication, and Einstein undertakes no obligation to update them to reflect subsequent events or circumstances.

QUESTIONS AND ANSWERS

1.	What was announced today?

Einstein Noah entered into an agreement to be acquired by JAB Holding Co., a privately held group that owns and invests in premium consumer brands, for $20.25 per share. The price represents a premium of approximately 47 percent over Einstein Noah’s 30 day average price.

2.	What is JAB? Is JAB buying all of Einstein Noah?

JAB is a privately held group focused on long term investments in premium brands in the broader consumer goods category. The group’s portfolio includes coffee brands Peet’s Coffee & Tea and Caribou Coffee, Labelux, a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff, as well as a majority stake in Coty, Inc., a global leader in beauty. Their expertise will be extremely valuable to us as we continue to strengthen our position in the breakfast category.

Yes, JAB is buying all three of Einstein Noah’s brands.

3.	Why is JAB interested in Einstein Noah?

JAB is committed to owning and investing in companies that have a strong, premier-quality brand and great people whose values we share. Einstein Noah is exactly that type of company. JAB was attracted by our strong brands that reflect JAB’s long-term investment philosophy and they see significant opportunity with our company.

4.	Is JAB doing this for a quick profit? Does JAB plan to turnaround and sell Einstein Noah for a premium?

No. JAB is focused on long-term investments in companies with premium brands and Einstein Noah will not be any different.

JAB believes that Einstein Noah is well-positioned to capture attractive growth in the space and are excited to be a part of our next chapter. The transaction will allow us to continue to revitalize our brand, enhance our nationwide footprint and solidify our position as the leader in the fresh-baked bagels industry.

5.	How is the deal structured?

Einstein Noah entered into an agreement to be acquired by JAB, a privately held group that owns and invests in premium consumer brands.

Under the terms of the agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Einstein Noah common stock at a price of $20.25 per share in cash. The tender offer will be open for at least 20 business days.

Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

6.	When will the transaction close?

The merger will close after the satisfaction or the waiver of all customary conditions.

7.	Will Einstein Noah management tender their shares?

The transaction was unanimously approved by the Board of directors of Einstein Noah. Management of Einstein Noah is also enthusiastic about the deal, but specific plans have not been stated. Einstein Noah will include disclosure on this in the Schedule 14D-9 it will file with the SEC.

8.	Does Greenlight Capital support this transaction?

Yes. Greenlight Capital, Einstein Noah’s largest shareholder, has signed a support agreement where it has agreed to tender all of its shares in the tender offer in support of the transaction.

9.	Was the transaction pushed by Greenlight? Did they approach you?

We cannot comment on confidential negotiations, but Greenlight Capital, Einstein Noah’s largest shareholder with 35% of the outstanding Common Shares, has signed a voting support agreement where it has agreed to tender all of its shares in the tender offer in support of the transaction. Further information is provided in Einstein Noah’s Schedule 14D-9.

10.	What percentage of shareholders is needed to tender into the offer to effect the merger?

The transaction requires that holders of a majority of outstanding shares on a fully-diluted basis must tender into the offer to complete the merger. Further information will be provided in JAB’s Offer to Purchase and Einstein Noah’s Schedule 14D-9.

11.	When does the tender offer expire?

The tender offer will be open for at least 20 business days.

12.	What are the implications for being acquired by a private investment group?

Once the transaction is completed, Einstein Noah will delist from the NASDAQ exchange and cease to operate as public company. JAB has a successful track record of purchasing industry leading brands and helping to further establish their leadership position in their respective industries. This will be no different and we believe it will bring us many new opportunities.

13.	Does Einstein Noah compete with any of JAB’s other brands?

We believe Einstein Noah complements JAB’s existing portfolio of brands.

14.	Will Einstein Noah’s executives, many of whom just recently moved into their positions, remain in their roles following the close of the transaction?

JAB and Michael Tattersfield have met the current executive team and look forward to working with them. Right now we are focused on closing the transaction and working alongside the JAB team to further strengthen our leadership position.

15.	Will our Support Center move/close?

At the close of the transaction, Einstein Noah will maintain its headquarters in Lakewood, Colorado and will continue to operate as a standalone business in the JAB portfolio, consistent with the firm’s investment practice

16.	Will there be layoffs?

JAB recognizes that our team members are among our most valuable assets and that this team is the driving force behind our success. It continues to be business as usual and we ask that you continue to stay focused on your day to day responsibilities.

17.	I own shares in the company. When will I get my money?

Stockholders will receive details on the merger in the mail which will detail the tender process. Right now our focus is on closing the transaction. We will share updates on timing as appropriate.

18.	Will there be changes to our benefits?

There will be little to no changes to the day to day operation of our business.

19.	How is Caribou Coffee involved in this transaction? I thought JAB was purchasing Einstein Noah?

At the close of the transaction, Einstein Noah will maintain its headquarters in Lakewood, Colorado and will continue to operate as a standalone business in the JAB portfolio, consistent with the firm’s investment practice. Michael Tattersfield, Chief Executive Officer of Caribou Coffee Company, another JAB portfolio company, will serve as Executive Chairman of the Board.

20.	Will JAB combine the two companies?

At the close of the transaction, Einstein Noah will continue to operate as a standalone business and its headquarters will remain in Lakewood, Colorado. JAB has significant experience operating businesses with multiple brands.

21.	Why is Michael Tattersfield qualified to be an Einstein Noah director?

Michael has many years of experience in the food service industry. He has served as a director and held an executive position at Caribou Coffee since 2008. Earlier in his career he was President of A&W All American Food Restaurants of Yum! Brands and held executive roles within Yum! for several years.

22.	What about a combination with any of the JAB’s portfolio companies?

At the close of the transaction, Einstein Noah will continue to operate as a standalone business and will maintain its headquarters in Lakewood, Colorado.

23.	Are there any synergies with the other JAB portfolio companies?

We are focused on closing the transaction and cannot comment about potential synergies. At the close of the transaction, Einstein Noah will continue to operate as a standalone business.

24.	Do you anticipate any other bidders for Einstein Noah? Are you prepared to enter into a bidding war?

We do not comment on market speculation.

25.	Did you consider any other options?

We believe this is the best option for our business.

26.	Will there be store closures?

JAB was attracted by our strong brands that reflect JAB’s long-term investment philosophy and they see significant opportunity to grow our company.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Einstein Noah Restaurant Group. At the time the offer is commenced, an affiliate of JAB will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and Einstein Noah Restaurant Group will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Einstein Noah Restaurant Group stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Einstein Noah Restaurant Group at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

In addition to the Solicitation/Recommendation Statement, Einstein Noah Restaurant Group files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Einstein Noah Restaurant Group at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Einstein Noah Restaurant Group’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements often use words such as “anticipate,” “target,” “assume,” “expect,” “estimate,” “intend,” “plan,” “goal,” “believe,” “hope,” “aim,” “continue,” “will,” “may,” “would,” “could,” “likely,” or “should” or other words of similar meaning or the negative thereof. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Einstein’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Einstein’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Einstein’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of Einstein’s filings with the SEC may be obtained at the “Financial and Media – Investor Relations” section of Einstein’s website at www.einsteinnoah.com. The forward-looking statements made in this communication are made only as of the date of this communication, and Einstein undertakes no obligation to update them to reflect subsequent events or circumstances.